Filed by Dialog Semiconductor plc

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No.: 000-19032

[Transcript of Jalal Bagherli’s video to Dialog employees.]

Jalal Bagherli:	Today I am very pleased to announce that we have made a contractual commitment to acquire Atmel, a semiconductor company which is based in the US, and I think many of you will know this company. They are a leader in the internet of things, microcontrollers and related products.

Stephen Welch:	So we are buying this company, what’s their size and scale?

JB:	They are roughly the same size in terms of revenue today. They are about $1.2b, and we are actually equally valued the same way on the stock market, so really acquiring them means that our company will double in terms of size and revenue.

SW:	And it is the success of everybody at Dialog that has enabled us to make such a big acquisition.

JB:	That’s absolutely right. The fast growth we’ve had – that we’ve experienced over the last seven years – finally got us to a position where we can actually acquire a company of our own size and double once again.

SW:	And what does that mean in terms of overall sales, or number of employees or number of sites?

JB:	Overall sales, I think the total company together will be close to $2.7bn of revenue, if we were to measure this year. Employee size I think we are reaching now 1,500 employees, and they are at roughly around 5,000 employees. The reason for that is that they have number of manufacturing sites, and that is relatively labour intensive.

SW:	From what I understand it is really nice because our businesses are complementary. There’s not much overlap.

JB:	That is very true. As you know, we specialise mostly in power management, in Bluetooth connectivity, in AC/DC and LED lighting. They are very complementary. Indeed, there is very little overlap. Their focus is on microcontrollers, 32 bit and 16 bit, as well as Touch, as well as Embedded Security and also Automotive products. So I think the combination of the two companies will create a very strong portfolio which is complementary.

SW:	And I guess that will reduce our dependence on our large customers and help our diversification strategy?

JB:	It does indeed, and this is something that we as a management team have been working on for some time. Every major strategic decision we make is to do with diversification. With something of this size it means that we go from 80% of revenue being dependent on five top customers, to 40% of our revenue being dependent on the same customers. What that means is that we really reduce our dependency and we put the company on a more secure footing going forward.

SW:	The press release has just gone out. I guess you have a couple of busy weeks talking to investors and analysts.

JB:	Yeah, it is true. I will be even busier in terms of visiting shareholders and analysts to promote the new company; to explain to the market what this company means – also for our customers and our suppliers. In terms of what happens next … we will be going through a period of time where we have to list our shares on the US stock market, so we can pay for this acquisition. And we also step through regulatory approvals for this deal to proceed, through, for example, United States. What that means is that there will be a period of roughly six months where we go through all of these steps before the merger is effective. So I think during that period, in terms of internally, we will try and communicate but there are not a lot of different events that happen internal to Dialog. We will be sharing regularly the information through different means, one of which will be through personal visits to different sites, yes.

SW:	That will give people opportunity to ask you personal questions, if they have worries or concerns.

JB:	Absolutely. So I think as I say, the next six months there will be, you know, a string of information, and hopefully after that at the end of six months then there would be an actual merger of the two companies where we have a much broader portfolio and product line.

SW:	So, for the next six months, it is going to be pretty much business as usual. What should people do specifically?

JB:	I think people should continue to do what they are doing today. What they are really good at. And that is what has enabled us to this transformative deal. And I think they things they shouldn’t do is to contact people directly at Atmel without permission. And also if people approach you, whether from the press or investors, or external sources to ask questions about this deal, please refer them to Mark Tyndall or Jose Cano, our IR Director. And that would be a good discipline to maintain.

SW:	Yes, because there are lots of rules and regulations about what you can and can’t say. So we want to make sure everything is good.

JB:	And keep our guys out of trouble.

SW:	Very good. Thank you again.

JB:	Thanks.

[end]

***

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise. Any acceptance or response to the proposed merger should be made only on the basis of the information referred to, in respect of Dialog shareholders, a shareholder circular seeking the approval of Dialog shareholders for the proposed merger, and the issuance of ordinary shares in the form of ADSs to Atmel’s stockholders (the “Circular”), or, in respect of Atmel’s stockholders, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the proposed merger involving Dialog and Atmel. In connection with the proposed merger, Dialog will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. Shareholders of Dialog and stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed merger once it has been dispatched. The proposals for the proposed merger will, in respect of Dialog shareholders, be made solely through the Circular, and, in respect of Atmel’s stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog shareholders, in the Circular, or, in respect of Atmel’s stockholders, in the Proxy Statement/Prospectus.

This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of ordinary shares of Dialog to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK Prospectus”) will be published at a later date.

Copies of the UK Prospectus and the Circular will, from the date of posting to Dialog shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog shareholders at the registered office of Dialog Semiconductor plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA, United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Relations section of Dialog’s website at www.dialog-semiconductor.com. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Dialog with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed merger on Dialog’s website at www.dialog-semiconductor.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND INVESTORS OF ATMEL TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Participants in the Solicitation

Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger and may have direct or indirect interests in the proposed merger. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the proposed merger.

Safe Harbor for Forward-looking Statements

This announcement contains, or may contain, “forward-looking statements” in relation to Dialog and Atmel and the future operating performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to: (i) the benefits of the proposed merger, including future financial and operating results of the combined company, Dialog’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, revenue, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the combined company’s operations; and (vi) the anticipated timing of shareholder meetings and completion of the proposed merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the combined company’s ability to control or estimate precisely and include, without limitation: (i) the ability to obtain governmental and regulatory approvals of the proposed merger, including the approval of antitrust authorities necessary to complete the proposed merger, or to satisfy other conditions to the proposed merger, including the ability to obtain the requisite Dialog shareholder approvals and Atmel stockholder approvals, on the proposed terms and timeframe; (ii) the possibility that the proposed merger does not close when expected or at all, or that the companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost-effective manner; (x) general global macroeconomic and geo-political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets; (xiii) the inability to realize the anticipated benefits of transactions related to the proposed merger and other acquisitions, restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disruption to Atmel’s business caused by increased dependence on outside foundries, financial instability or insolvency proceedings affecting some of those foundries, and associated litigation in some cases; (xvii) industry and/or company overcapacity or under-capacity, including capacity constraints of independent assembly contractors; (xviii) insufficient, excess or obsolete inventory; (xix) the success of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the combined company’s ability to ramp new products into volume production; (xxii) reliance on non-binding customer forecasts and the absence of long-term supply contracts with customers; (xxiii) financial stability in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and safety regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the combined company’s revenue recognition policies; (xxvii) information technology system failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (xxx) disruptions in the availability of raw materials; (xxxi) compliance with U.S. and international laws and regulations by the combined company and its distributors; (xxxii) dependence on key personnel; (xxxiii) the combined company’s ability to protect intellectual property rights; (xxxiv) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (xxxv) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the merger is completed); and (xxxvi) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dialog, Atmel, or the combined company, following the implementation of the proposed merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Dialog or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

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